Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004-1980
Tel: 212.859.8000
Fax: 212.859.4000

Direct Line: 212.859.8735
Fax: 212.859.4000
michael.levitt@friedfrank.com

February 12, 2007
H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	CVR Energy, Inc.,
Registration Statement on Form S-1
File No. 333-137588
(the “Registration Statement”)
Dear Mr. Schwall:
This letter sets forth the response of CVR Energy, Inc. (the “Company” or “CVR Energy”) to the comment letter, dated January 19, 2007, of the staff of the Division of Corporation Finance (the “Staff”). In order to ease your review, we have repeated each comment in its entirety in the original numbered sequence. All references herein to page numbers are to page numbers in Amendment No. 4 to the Registration Statement (the “Registration Statement”). This letter is being filed with Amendment No. 4 to the Company’s Registration Statement.
     Form S-1/A-1 filed December 18, 2006
1.	We will issue under a separate cover any additional comments related to your request for confidential treatment.
Response: The Company notes the Staff’s comment.
2.	We remind you of comments 2, 3, 4, and 5. You will need to comply with these comments before we can process the acceleration of effectiveness of the registration statement. Once the information is provided, we will need sufficient time to review it and may have additional comments.

Response: The Company acknowledges that it will need to comply with these comments before the registration statement can be declared effective.
3.	We note that you have retained a number of subjective statements, including “[w]e are ...a premier producer of ammonia an area ammonia nitrate, or, UAN, fertilizers.” Please remove the statements or replace them with objective statements supported by third-party documentation. We refer you to the supporting documents you provided in response to comment 7. Also, to the extent that you choose to retain statements attributed to Blue, Johnson Associates, Inc., please cite Blue Johnson as the source of the statements and file as an exhibit Blue, Johnson’s consent.
Response: The Company has reviewed statements made throughout the Registration Statement and, in response to the Staff’s comment, has modified the following statements (among others) in an effort to eliminate subjective statements and include objective statements supported by back-up documentation:
1.	“We are a premier producer of ammonia and urea ammonia nitrate fertilizers” (page 1). We have deleted the word “premier.”

2.	Cushing, Oklahoma is “the largest crude oil trading and storage hub in the United States” (page 1). We have changed this to “one of the largest.”

3.	Recent operational improvements at the refinery have allowed the company “to improve our liquid volume yield” (page 2). We deleted this statement.

4.	“Our experienced engineering and construction team manages these projects with support from established specialized contractors” (page 2). We deleted the words “experienced” and “established.”

5.	“This geographic advantage provides us with a distribution cost benefit over U.S. Gulf Coast ammonia and UAN importers” (pages 3 and 119). We clarified in the disclosure that the company has a distribution cost advantage because it does not have to incur transfer, storage, barge or pipeline freight charges.

6.	“A new senior management team was formed that blended the best of existing management with highly experienced new members” (page 4). We deleted this language and now say that “a new senior management team was formed that combined selected members of existing management with experienced new members.”

7.	Management “has made significant and rapid improvements on many fronts” (page 4). We deleted this language.
In addition, the Company has reviewed statements attributed to Blue Johnson & Associates and now cites Blue Johnson & Associates as the source of statements on pages 1 (only operation in North America to utilize coke gasification), 3 (natural gas price trends generally correlate with nitrogen fertilizer price trends), 107 (Southern Plains ammonia and Corn Belt UAN average prices for the 2002 through 2005 period), 107 (ammonia and UAN 32 demand in seven states), 108 (U.S. Corn Belt ammonia prices), 112 (the company uses less than 1% of the natural gas relative to others) and 124 (total US demand for ammonia and UAN in 2005). The Company has also filed a consent of Blue Johnson & Associates with the Registration Statement.
4.	We note your response to prior comment 7. However, you should also ensure that the disclosure in your Summary is balanced and describes the positive as well as the negative aspects of your company and operations. Your attempt to balance the disclosure by providing a cross-reference to the Risk Factors section does not appear to be sufficient, in light of the length of the section and depth of your discussion. Revise to provide briefly those risks associated with your strategy and those that offset your competitive strengths.
Response: The Company has revised the disclosure in response to the Staff’s comment. See page 6.
5.	We note that your fiscal year end is December 31. Accordingly, you are required to comply with the recently amended executive compensation and related person requirements, including Item 402 of Regulation S-K, as amended. Please revise the filing accordingly.
Response: The Company has revised the disclosure in response to the Staff’s comment. See pages 136-149.
     Our History, page 5
6.	Please include the explanation you provided in response to prior comment 10.
Response: The Company has revised the disclosure in response to the Staff’s comment. See page 6.
     Cash Flow Swap, page 5
7.	We have reviewed your response to prior comment number nine. Please expand your disclosure to clearly explain in detail each of the following:
•	the manner in which management uses the non-GAAP measure to conduct or evaluate its business;

•	the economic substance behind management’s decision to use such a measure;

•	the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•	the manner in which management compensates for these limitations when using the non-GAAP financial measure; and,

•	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.
Refer to Question 8 of the Division of Corporation Finance’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures which can be located on our website at:
http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm#item10e.
Response: The Company has revised the disclosure in response to the Staff’s comment. See pages 5 and 14-15 (note 4 to the Company’s Summary Consolidated Financial Information).
     Summary Consolidated Financial Information, page 8
8.	We have considered your response to prior comment number 12 where you indicate your belief that “the combined columns enhance an investors’ understanding of the Company’s financial statements and provide more meaningful information by effectively showing the actual operations of the Company’s business and allowing investors to compare the development of the Company’s business from one 12-month period to the next and from one nine-month period to the next.” We remain unable to agree with your conclusion and continue to believe that you should remove the non-GAAP column presentations from your financial data table and present such data and disclosure of like information throughout your filing in a manner reflective of your historical and pro forma financial statements. This comment also applies to your response to prior comment number 39.
Response: The Company has deleted the combined columns in the Summary Consolidated Financial Information (page 9) and the combined columns in the MD&A, and has rewritten the year-to-year comparisons throughout the MD&A to put an emphasis on the specific financial statement periods rather than combined periods. The Company believes that this is responsive to the Staff’s concerns regarding the combining of periods with different accounting bases.
     However, the Company believes that some discussion of combined periods is necessary in order to draft a meaningful MD&A that conveys to investors developments in the underlying business. For example, on page 66 the Company now discloses that petroleum net sales were $2,205.0 million in the nine months ended September 30, 2006 compared to $903.8 million for the 174 days ended June 23, 2005 and $731.6 million for the 141 days ended September 30, 2005. That disclosure mirrors the actual financial statement periods. The Company also discloses that the increase of $569.6 million from the nine months ended September 30, 2006 as compared to the combined periods for the nine months ended September 30, 2005 resulted from significantly higher product prices ($401.2 million) and increased sales volumes ($168.4 million) over the comparable periods. A comparison of the full 2006 period to any one of the two 2005 periods would not be meaningful to an investor because the increase would simply reflect the fact that the 2006 time period is much greater than either 2005 time period. The meaningful information to an investor is that the Company had significantly greater sales in 2006 and that mostly this was due to higher product prices—there would be no way to make this point without combining the 2005 periods and comparing this data to the 2006 sales figure.
     Accordingly, throughout the MD&A, with respect to line items that are included in the Company’s audited financial statements, the Company has provided the actual data from each specific financial statement period (e.g., 174 days ended June 23, 2005, 141 days ended September 30, 2005, etc.) However, with respect to explanations for the changes in period over period, and with respect to operating metrics such as average sales price per gallon or average cost per barrel of crude oil, the Company believes that presentation of combined data is necessary in order to present a meaningful picture of Company performance to investors. The Company believes that this presentation addresses the Staff’s concerns and allows the Company to present an MD&A that is meaningful to investors and describes key trends and developments in the Company’s business.
9.	Please provide discrete disclosure of the amount of depreciation and amortization that apply to cost of products sold, direct operating expenses and selling, general and administrative expenses.
Response: The Company has revised the disclosure in response to the Staff’s comment in the Summary Consolidated Financial Information (page 14, at footnote 3), the MD&A (page 62, at footnote 1) and in the footnotes to the financial statements (pages F-14-15 and F-49).
10.	Please clarify the nature of the cost of product sold and the direct operating expense line items. It is unclear why you have not included your direct operating expenses as a component of your cost of product sold.
Response: Cost of products sold represents only those direct costs of inventory used in the manufacturing process. These costs include the cost of crude oil, other feedstocks, other blendstocks, pet coke expense and freight and distribution expenses.
Direct operating expenses represents costs associated with the actual operations of the refinery and fertilizer operations. Costs included in direct operating expenses are labor, maintenance and service, energy and utility costs, environmental compliance costs as well as chemicals and catalysts and other direct operating expenses. Direct operating expenses are not included in cost of products sold in order to present the financial statements in a format that is comparable to how others in the Company’s industry reflect their financial statements.
Refining gross margin is a critical metric used in the Company’s industry. It is the most direct and comparable metric to a crack spread which is an observable market indication of industry profitability. This measurement is calculated based only upon cost of products sold and does not include other direct operating costs or depreciation and amortization.
The Company has revised the disclosure in the footnotes to the financial statements on pages F-14 and F-49 to provide clarification as to the distinction between cost of products sold and direct operating expenses. The Company has also added additional disclosure about direct operating expenses in the Summary Consolidated Financial Information on page 16 (footnote 9).

11.	Please explain why you have presented line items for pro forma earnings per share. Please tell us each period that you intend to disclose this measure.
Response: Line items for pro forma earnings per share were included because it is anticipated that upon determination of the number of shares to be issued in the offering, the pro forma earnings per share, basic and diluted, and the pro forma weighted average earnings per share, basic and diluted, will need to be included in the Registration Statement in accordance with Rule 11-02(b)(7) of Regulation S-X in our Unaudited Pro Forma Condensed Consolidated Statements of Operations for the pro forma statement of operations for the year ended December 31, 2005 and the pro forma statement of operations for the nine months ended September 30, 2006 as well as for the historical statements of operations for the 174 days ended June 23, 2005; for the 233 days ended December 31, 2005; and the nine months ended September 30, 2006. We will also be presenting pro forma earnings per share for these same periods where they are presented in the Summary Consolidated Financial Information. Such amounts have not yet been calculated as the number of shares to be issued has not yet been determined. The Registration Statement will be revised in a subsequent amendment to reflect such information following the determination of the number of shares.
12.	We note your disclosure in note 7 which indicates that the refining margin is a non-gaap measure. Please expand your disclosure regarding the refining margin to include all disclosure required by Item 10(e) of Regulation S-K. Please disclose and reconcile to a comparable GAAP measure.
Response: The Company has revised the disclosure in response to the Staff’s comment in the Summary Consolidated Financial Information at pages 15-16.
13.	Direct operating expenses exclusive of depreciation and amortization per barrel appears to represent a non-GAAP measure. Please include all disclosure required by Item 10(e) of Regulation S-K.
Response: The Company has revised the disclosure in response to the Staff’s comment in the Summary Consolidated Financial Information on page 16.
14.	Please explain in greater detail why you are including cash flow swap fees in your determination of EBITDA.
Response: The computation of the minimum interest coverage ratio and the maximum leverage ratio in the Company’s Credit Facility requires a calculation of consolidated adjusted EBITDA as defined in the Credit Facility. The Company describes the calculation in the Liquidity and Capital Resources section of Management’s Discussion and Analysis of Financial Condition and Results of Operation. Please see pages 87-88. One of the adjustments required in the Company’s Credit Agreement is the inclusion of cash flow swap fees. This is the only disclosure in the Registration Statement regarding EBITDA and the Company has described the calculation as it is defined in the Credit Facility.
Risk Factors, page 17

Our refinery faces operating hazards and interruptions, including unscheduled..., page 18.

15.	To the extent known, please quantify the financial impact of the turnaround that will take place during the first quarter of 2007.
Response: The specific financial impact of the turnaround during the first quarter of 2007 is not known at the present time as the turnaround is just beginning and will continue for at least four weeks. However, the Company expects that it will be able to provide additional quantitative disclosure regarding the financial impact of the turnaround in a subsequent amendment after the turnaround has been largely completed.
Use of Proceeds, page 35
16.	Please revise your disclosure to clarify that the Tranche C loans refinanced the Tranche B loans.
Response: The Company has substantially revised the disclosure under “Use of Proceeds.” The disclosure under “Use of Proceeds” now indicates that the Tranche D loans under the Company’s new credit facility were used to refinance all of the loans (including Tranche C loans) under the Company’s first and second lien credit agreements. We also updated the disclosure in the MD&A on page 56 to clarify that the Tranche C loans refinanced the Tranche B loans. See pages 36, 55-56 and 85-89.
17.	Please discuss why $658.8 million of the proceeds from the Tranche B loans were paid to the Immediate Predecessor. Also explain what were the “other fees and expenses” for which $49.6 million were used.
Response: The Company has substantially revised the disclosure under “Use of Proceeds.” Additionally, in response to the Staff’s comment, the Company has modified the disclosure on pages 85- 86 in the MD&A where the Company’s 2005 financing transaction is described and the $658.8 million and $49.6 million amounts are discussed.
Unaudited Pro Forma Condensed Consolidated Statements of Operations, page 39
18.	We have considered your response to prior comment number 26 and note that you have excluded the operations of Leiber Holdings LLC (“Leiber”) from your audited financial statements because (i) Leiber and the Coffeyville businesses are unrelated, (ii) the management of Leiber and Coffeyville are not the same, and (iii) “the historical operations of Leiber are not relevant to an investor as they will not be included in the operations of CVR Energy.” Please explain in greater detail your conclusions and expand your analysis to address the factors noted in SAB Topic 5:Z.7, if applicable. We may have further comment.
Response: On March 3, 2004, Coffeyville Resources, LLC, an entity owned by the Immediate Predecessor (which was controlled by the private equity firm Pegasus Partners II, L.P.), acquired our petroleum business and nitrogen fertilizer facility in Farmland’s bankruptcy.
     On October 8, 2004, Immediate Predecessor and The Leiber Group, Inc. (which were separate companies both controlled by Pegasus Partners II, L.P.) established a new entity, CLJV Holdings, LLC (“CLJV”). Immediate Predecessor, acting through its wholly owned subsidiaries, contributed 68.7% of its membership interests of Coffeyville Resources, LLC to CLJV, in exchange for a controlling interest in CLJV. Concurrently, The Leiber Group, Inc. (a company whose majority stockholder was Pegasus Partners II, L.P., the Immediate Predecessor’s principal stockholder) contributed to CLJV its interest in the Judith Leiber business, which is a designer handbag business, in exchange for a minority interest in CLJV. As a result, CLJV owned 68.7% of Coffeyville Resources, LLC and 100% of Leiber Holdings, LLC (which owned the Judith Leiber business). Based on the relative values of the properties at the time of contribution to CLJV, Immediate Predecessor’s subsidiaries were entitled to 80.5% of CLJV’s net profits and net losses.
     On June 23, 2005, in connection with the acquisition of Coffeyville Resources, LLC by Coffeyville Acquisition LLC (an entity controlled by funds related to Goldman, Sachs & Co. and Kelso & Company), the entire interest in the Judith Leiber business held by CLJV was transferred back to The Leiber Group, Inc. and The Lieber Group, Inc. returned to the Immediate Predecessor’s subsidiaries all of its ownership interest in CLJV, resulting in a complete separation of the Immediate Predecessor and the Judith Leiber business. The result of the transaction was to return to the exact same business of the Immediate Predecessor as had existed prior to the October 8, 2004 transaction and which exists today under Coffeyville Acquisition LLC. During the 258 days that the Leiber business was owned by CLJV and during which The Leiber Group, Inc. held an ownership interest in CLJV, CLJV made payments totaling $5,650,000 to The Leiber Group, Inc. to pay for its share of the taxes on the earnings of CLJV. These payments have been reflected as tax expense in the Immediate Predecessor’s financial statements to appropriately reflect 100% of the tax expense of the business as it exists under the Successor ownership. The tax benefits received by the Company from the losses incurred by the Judith Leiber business have been reflected as capital contributions in the Immediate Predecessor’s financial statements.
     The Company has considered the guidance from SAB Topic 5:Z.7, which states:
“However, in limited circumstances involving the initial registration of a company under the Exchange Act or Securities Act, the staff has not objected to financial statements that retroactively reflect the reorganization of the business as a change in the reporting entity if the spin-off transaction occurs prior to effectiveness of the registration statement. This presentation may be acceptable in an initial registration if the Company and the subsidiary are in dissimilar businesses, have been managed and financed historically as if they were autonomous, have no more than incidental common facilities and costs, will be operated and financed autonomously after the spin-off, and will not have material financial commitments, guarantees, or contingent liabilities to each other after the spin-off. This exception to the prohibition against retroactive omission of the subsidiary is intended for companies that have not distributed widely financial statements that include the spun-off subsidiary. Also, dissimilarity contemplates substantially greater differences in the nature of the businesses than those that would ordinarily distinguish reportable segments as defined by Statement of Financial Accounting Standards No. 131.”

The Company has applied its circumstances to this guidance as follows:
•	The spin-off of the Judith Leiber business (Judith Leiber) occurred prior to the Successor acquisition and is not part of the Successor business and therefore has occurred prior to the effectiveness of the registration statement.

•	The Judith Leiber business designs and manufactures women’s handbags, a business significantly dissimilar than the oil refining and nitrogen fertilizer manufacturing businesses.

•	Coffeyville and Judith Leiber were managed and financed completely separately and as if they were autonomous. Coffeyville’s financing arrangements did not consider the operations or assets of Judith Leiber and vise versa. The lenders to Coffeyville did not have a collateral interest in the assets of the Leiber business and Coffeyville did not pledge any of its assets for the benefit of Leiber.

•	Coffeyville and Judith Leiber acted and operated completely autonomously before they were combined and during the 258 days they were combined, and have been (and are intended to be) operated completely autonomously since the Judith Leiber business was spun-off. These two businesses did not and do not have financial commitments, guarantees, or contingent liabilities to each other before or since the spin-off. The management of Leiber did not require approvals of any management member of Coffeyville to conduct business of any kind and vise versa. At no time did the management of Coffeyville and Judith Leiber ever meet for the purposes of discussing the operations of either business and the only business ever discussed between the management of the two companies was the calculation and execution of the tax obligations described above.

•	The Company has never distributed any financial statements that have included the results of operations of the Judith Leiber business.
Based on the Company’s review and assessment of SAB Topic 5:Z.7, the Company believes it is appropriate to exclude the results of the Judith Leiber business from its consolidated financial statements that have been included in its initial registration statement filed on Form S-1.
19.	We have reviewed your response to prior comment number 29 and your expanded disclosure on page 41. It continues to remain unclear, based on the nature of these adjustments and the information disclosed it is why your pro forma adjustment (c) related to historical stock based compensation is appropriate for a pro forma presentation prepared under Article 11 of Regulation S-X. Please explain in detail whether or not these adjustments are factually supportable or directly attributable to the transaction. Refer to Rule 11-02(b)(6) of Regulation S-X.
Response: The Company has revised the disclosure in response to the Staff’s comment. See pages 41-42 (footnote (a)). The adjustments related to the Immediate Predecessor’s compensation plans and the Successor’s compensation plans are directly attributable to the Subsequent Acquisition. Successor adopted new share based compensation plans effective with the consummation of the Subsequent Acquisition on June 24, 2005. We recognized share based compensation expense of $1,364,899 assuming the Successor’s share based compensation plans had gone into effect on January 1, 2005. At the same time, the compensation plans of Immediate Predecessor were immediately terminated on June 24, 2005 concurrent with the consummation of the Subsequent Acquisition in accordance with the change of control provision contained in agreements related to the plans. Accordingly, we have made a pro forma adjustment to reverse the share based compensation expense associated with these plans which would not have been effective as of January 1, 2005 had the Subsequent Acquisition been consummated on January 1, 2005. The adjustments relate to items that are directly attributable to the transaction.
20.	We have reviewed your response to prior comment number 29 and your expanded disclosure on page 41. It continues to remain unclear, based on the nature of these adjustments and the information disclosed it is why your pro forma adjustment (f) related to the reversal of deferred financing fees is appropriate for a pro forma presentation prepared under Article 11 of Regulation S-X. Please explain in detail whether or not these adjustments are factually supportable or directly attributable to the transaction. Refer to Rule 11-02(b)(6) of Regulation S-X.
Response: The Company has revised the disclosure in response to the Staff’s comment. See page 42 (footnote (f)). The adjustment to loss on extinguishment of debt is directly attributable to the Subsequent Acquisition. The Immediate Predecessor incurred deferred financing costs in connection with entering into its credit agreement in May 2004. At the time of the Subsequent Acquisition, $8.1 million of deferred financing costs associated with the May 2004 financing remained unamortized. When the Subsequent Acquisition occurred on June 24, 2005, Successor entered into a refinancing transaction pursuant to which Successor entered into new first lien and second lien credit facilities and all debt outstanding under the Immediate Predecessor’s then outstanding credit facility was repaid as required by the change of control provision in such facility. As a result of the refinancing, Immediate Predecessor wrote off $8.1 million of unamortized deferred financing costs which had been incurred by Immediate Predecessor in 2004. The $8.1 million of unamortized deferred financing costs would have been written off in 2004 rather than in 2005 had the Subsequent Acquisition occurred as of January 1, 2005.
21.	Please explain why you have not provided pro forma financial information as of September 30, 2006.
Response: The Company has included a pro forma income statement for the nine months ended September 30, 2006 in order to reflect the refinancing that occurred on December 28, 2006.
Critical Accounting Policies, page 78

Share-Based Compensation, page 79

22.	We note from your revised disclosure in response to prior comment number 40 that changes in assumptions made to the manner in which you estimated the fair value of units for the applicable periods could have a material impact on the equity value. In this regard and without limitation, you state that “if we increased volatility or projected undiscounted future cash flows, or decreased the discount rate or marketability and minority discounts, the measurement date fair value of the override units and the phantom points could materially increase, which could materially increase the amount of compensation expense recognized in our consolidated financial statements.” Please expand your discussion under this heading to provide a sensitivity analysis, wherever applicable, in accordance with that contemplated by Interpretive Release 33-8350, Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations so that the investor understands the nature or magnitude of the “material increase” that could affect compensation expense.
Response: The Company has revised the disclosure in response to the Staff’s comment. See page 84.
Business, page 106

Our History, page 110
23.	We note the statement “[o]n June 23, 2005, Coffeyville Group Holding, LLC, through a wholly owned subsidiary of CL JV Holdings effectively distributed the Judith Leiber business to the Leiber Group.” Please define the term “distribution,” as used in this context. Please discuss the reasons for the “distribution.”
Response: Please see the Company’s response to comment #18 above, which explains in some detail the exchange of interests between the Leiber Group and us, which we had previously referred to as a “distribution.” We have revised the sentence in our Business section under Our History on page 113 to better clarify this transaction:
“On June 23, 2005, the entire interest in the Judith Leiber business held by CLJV was returned to the Lieber Group, Inc. in exchange for all of its ownership interest in CLJV, resulting in a complete separation of the Immediate Predecessor and the Judith Lieber business.”

Investments in Coffeyville Acquisition LLC, page 143
24.	We have considered your response to prior comment 58 but do not concur. We note that this agreement was not entered into in the ordinary course of business; it pertains to the acquisition of the subsidiaries of Coffeyville Group Holdings LLC by Coffeyville Acquisition and was entered into during the last two years. Please file pursuant to Item 601(b)(10) of Regulation S-K.

Response: Item 601(b)(10)(i) of Regulation S-K provides that a contract must be filed as an exhibit if it (1) is not made in the ordinary course of business, (2) is material to the company and (3) is to be performed after the filing of the registration statement or was entered into within two years before the filing. With respect to the Stock Purchase Agreement, dated May 15, 2005, between Coffeyville Group Holdings, LLC and Coffeyville Acquisition LLC, although the Company agrees that the contract was entered into within two years before the filing, and was not made in the ordinary course of business, the Company believes that the agreement is not material to its business or to investors.
     The Company believes that the agreement is not material because on a going-forward basis after the IPO there will be no significant ongoing obligations by either party under the agreement. The agreement was entered into in May 2005 in order to acquire the refinery and nitrogen fertilizer facility from Coffeyville Group Holdings, LLC. Most of the agreement relates to the 2005 closing. The agreement contains customary representations and warranties of the seller and buyer, covenants for the period between signing and closing, conditions to closing, the mechanics of closing, provisions related to the termination of the agreement before closing, and the mechanics of the post-closing purchase price adjustment (which was already completed). The representations and warranties are historic and no longer in effect. The only obligations still in effect are the cross-indemnity provisions, but neither party to date has used those provisions and the Company does not view them as significant or material.
Financial Statements of the Registrant
25.	We have reviewed your response to prior comment numbers 63 and 65. As previously requested, please provide audited financial statements of the registrant, CVR Energy Inc to fulfill the financial statement requirements of the registrant. Refer to Rule 3-01(a) of Regulation S-X.
Response: As described in our responses to prior comment numbers 63 and 65, there will be a reorganization event completed in connection with the offering that will be accounted for as a reorganization of entities under common control. This reorganization will have the effect of making the historical financial statements of the registrant, CVR Energy, Inc., prior to or concurrent with the effectiveness of the offering, the same historical financial statements that are currently presented in the F-pages and labeled as the historical financial statements of CVR Energy, Inc. It is for this reason as well that our independent registered public accountants have presented a legended opinion in the current filing, as previously described in our response to prior comment number 66. Until the reorganization event occurs, which is expected prior to or concurrent with the effectiveness of the registration statement, CVR Energy, Inc. will be a shell company with no assets or liabilities, no revenue and no activity to report.
Note 4 Members’ Equity, page F-17
26.	We have considered your response to prior comment number 76 and note your statement that “In recognition of the strengthening market at the time, the shares were valued based on an EBITDA forecast of 125% of the forward projections.” Please further explain why your fair value model uses an EBITDA forecast and why you believe using a 125% forecast was appropriate.

Response: The fair market value model utilized to value the equity of the Immediate Predecessor was a discounted cash flow (DCF) model based on the business model prepared by the Immediate Predecessor in connection with the acquisition of the business from the Original Predecessor which was delivered by the Immediate Predecessor to lenders in connection with the financing of the acquisition in 2004. The DCF analysis started with the actual EBITDA forecast included in the business model but was adjusted upward to add back a 25% earnings contingency that was built into the business model (as described below), with further adjustments for interest, taxes, change in working capital and capital expenditures to arrive at free cash flow.
     The EBITDA forecast included in the business model was based on the Immediate Predecessor’s view of the most probable business results but was adjusted downward by 25% for an earnings contingency. The earnings contingency (as determined by the majority shareholder of the Immediate Predecessor) reflected a discount to the earnings projections developed by management in order to provide a lower base case projection. A lower base case projection was beneficial at that time because (1) the company would have a greater probability of achieving the lower projected results, thereby justifying the Immediate Predecessor’s bid for the business in Farmland’s bankruptcy, and (2) the company preferred to communicate lower expectations to its lenders rather than setting expectations too high and then disappointing the lenders or not being able to comply with covenant levels. We believe that in valuing the equity of the Immediate Predecessor it makes sense to add back the 25% earnings contingency to the EBIDTA forecast in the business model in order to start from management’s actual view of the likely business results of the Company.
Financial Statements for the Fiscal Quarter Ended September 30, 2006

(4) Member’s Equity, page F-45
27.	We note your statement that “At September 30, 2006, the Capital Subject to Redemption was revalued through an independent appraisal process, and the value was determined to be $39.65 per unit. Accordingly, the carrying value of the Capital Subject to Redemption increased by $3,342,908 for the nine month period ended September 30, 2006 with an equal and offsetting decrease to Member’s Equity.” Please expand your disclosure to explain the nature of the independent appraisal process and why it resulted in a different valuation.
Response: The Company has expanded the disclosure in response to the Staff’s comment. See page F-46.
Should you have any questions or comments with respect to this filing, please call me at (212) 859-8735 or Stuart Gelfond at (212) 859-8272.
Sincerely,
/s/ Michael A. Levitt
Michael A. Levitt

cc:	Carmen Moncada-Terry (Securities and Exchange Commission)
Jill Davis (Securities and Exchange Commission)
Jennifer Goeken (Securities and Exchange Commission)
John J. Lipinski (CVR Energy, Inc.)
James T. Rens (CVR Energy, Inc.)
Susan Ball (CVR Energy, Inc.)
Edmund S. Gross (CVR Energy, Inc.)
Peter J. Loughran (Debevoise & Plimpton LLP)
Kevin Kaufman (KPMG LLP)
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